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                                                                 Exhibit (a)(3)


                                [NSI LETTERHEAD]

                                 April 25, 2003

Dear NSI Employee:

         As you are aware, NSI has entered into a merger agreement with NS Acquisition Corp., an affiliate of California Investment Fund, LLC. Pursuant to the terms of the merger agreement, each outstanding share of NSI common stock will be converted into the right to receive $10.00 in cash.

         In the merger agreement, we agreed to use our commercially reasonable efforts to provide that each outstanding option to purchase NSI common stock is surrendered in exchange for certain cash payments. As a result of this provision of the merger agreement, we are making this offer to purchase your stock options under the terms described in the offer to purchase that accompanies this letter.

         The offer to purchase contains detailed information about the offer, including a detailed set of questions and answers. Please read the materials carefully since they contain important information about how to surrender your options for payment. Please note that the deadline for us to receive your signed election form is May 23, 2003.

         The enclosed election form lists your individual holdings of options that are eligible to be tendered in the offer and the cash payment being offered in exchange for such options.

         We make no recommendation as to whether you should elect to tender your options. Each employee must make his or her own individual decision based on the terms and conditions of the offer, including the consequences for non-tendering optionholders described in the offer to purchase.

         If you have any questions concerning the program, please contact Ken Piehl, Senior Vice President - Administration, National Linen Service, at (404) 853-6165.


                                    Sincerely,

                                    /s/ Brock A. Hattox

                                    Brock A. Hattox
                                    Chairman of the Board, Chief Executive
                                    Officer and President